UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GreenLight Biosciences Holdings, PBC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

39536G 105

(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39536G 105	13D	Page 1 of 6 pages

1	Names of Reporting Persons Kodiak Venture Partners III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒ (1)
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,573,157 shares of Common Stock (2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,573,157 shares of Common Stock (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,573,157 shares of Common Stock (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.8% (3)
14	Type of Reporting Person PN

(1)

This Schedule 13D is filed by Kodiak Venture Partners III, L.P. (“Kodiak III”), Kodiak III Entrepreneurs Fund, L.P. (“Kodiak III-E”), Kodiak Ventures Management III, L.P. (“Kodiak III GP”), and Kodiak Ventures Management (GP), LLC (“Kodiak GP-GP” and, with Kodiak III, Kodiak III-E and Kodiak III GP, collectively, the “Reporting Persons”).

(2)

These shares are held by Kodiak III. Kodiak III GP serves as the sole general partner of Kodiak III, and Kodiak GP-GP serves as the sole general partner of Kodiak III GP and, as such, Kodiak GP-GP possesses voting and dispositive power over the shares held by Kodiak III.

(3)

The calculation is based on 122,822,082 shares of Common Stock outstanding as of February 2, 2022, as reported in the Issuer’s Form S-1, filed with the Securities and Exchange Commission on February 7, 2022.

1	Names of Reporting Persons Kodiak III Entrepreneurs Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒ (1)
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 236,738 shares of Common Stock (2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 236,738 shares of Common Stock (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 236,738 shares of Common Stock (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2% (3)
14	Type of Reporting Person PN

(1)

This Schedule 13D is filed by Kodiak Venture Partners III, L.P. (“Kodiak III”), Kodiak III Entrepreneurs Fund, L.P. (“Kodiak III-E”), Kodiak Ventures Management III, L.P. (“Kodiak III GP”), and Kodiak Ventures Management (GP), LLC (“Kodiak GP-GP” and, with Kodiak III, Kodiak III-E and Kodiak III GP, collectively, the “Reporting Persons”).

(2)

These shares are held by Kodiak III-E. Kodiak III GP serves as the sole general partner of Kodiak III-E, and Kodiak GP-GP serves as the sole general partner of Kodiak III GP and, as such, Kodiak GP-GP possesses voting and dispositive power over the shares held by Kodiak III-E.

(3)

The calculation is based on 122,822,082 shares of Common Stock outstanding as of February 2, 2022, as reported in the Issuer’s Form S-1, filed with the Securities and Exchange Commission on February 7, 2022.

1	Names of Reporting Persons Kodiak Ventures Management III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒ (1)
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,809,895 shares of Common Stock (2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,809,895 shares of Common Stock (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,809,895 shares of Common Stock (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.0% (3)
14	Type of Reporting Person PN

(1)

This Schedule 13D is filed by Kodiak Venture Partners III, L.P. (“Kodiak III”), Kodiak III Entrepreneurs Fund, L.P. (“Kodiak III-E”), Kodiak Ventures Management III, L.P. (“Kodiak III GP”), and Kodiak Ventures Management (GP), LLC (“Kodiak GP-GP” and, with Kodiak III, Kodiak III-E and Kodiak III GP, collectively, the “Reporting Persons”).

(2)

These shares are held by Kodiak III and Kodiak III-E. Kodiak III GP serves as the sole general partner of each of Kodiak III and Kodiak III-E, and Kodiak GP-GP serves as the sole general partner of Kodiak III GP and, as such, Kodiak GP-GP possesses voting and dispositive power over the shares held by Kodiak III and Kodiak III-E.

(3)

The calculation is based on 122,822,082 shares of Common Stock outstanding as of February 2, 2022, as reported in the Issuer’s Form S-1, filed with the Securities and Exchange Commission on February 7, 2022.

1	Names of Reporting Persons Kodiak Ventures Management (GP), LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒ (1)
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,809,895 shares of Common Stock (2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,809,895 shares of Common Stock (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,809,895 shares of Common Stock (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.0% (3)
14	Type of Reporting Person PN

(1)

This Schedule 13D is filed by Kodiak Venture Partners III, L.P. (“Kodiak III”), Kodiak III Entrepreneurs Fund, L.P. (“Kodiak III-E”), Kodiak Ventures Management III, L.P. (“Kodiak III GP”), and Kodiak Ventures Management (GP), LLC (“Kodiak GP-GP” and, with Kodiak III, Kodiak III-E and Kodiak III GP, collectively, the “Reporting Persons”).

(2)

These shares are held by Kodiak III and Kodiak III-E. Kodiak III GP serves as the sole general partner of each of Kodiak III and Kodiak III-E, and Kodiak GP-GP serves as the sole general partner of Kodiak III GP and, as such, Kodiak GP-GP possesses voting and dispositive power over the shares held by Kodiak III and Kodiak III-E.

(3)

The calculation is based on 122,822,082 shares of Common Stock outstanding as of February 2, 2022, as reported in the Issuer’s Form S-1, filed with the Securities and Exchange Commission on February 7, 2022.

Item 1.	Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the Common Stock (“Common Stock”) of GreenLight Biosciences Holdings, PBC, a Delaware corporation. The address of the principal executive offices of GreenLight Biosciences Holdings, PBC is 200 Boston Avenue, Medford, Massachusetts 02155. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a)

This Schedule 13D is filed by Kodiak Venture Partners III, L.P. (“Kodiak III”), Kodiak III Entrepreneurs Fund, L.P. (“Kodiak III-E”), Kodiak Ventures Management III, L.P. (“Kodiak III GP”), and Kodiak Ventures Management (GP), LLC (“Kodiak GP-GP” and, with Kodiak III, Kodiak III-E and Kodiak III GP, collectively, the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is 11 Peter Grover Road, Bethel, Maine 04217.

(c)

The principal business of the Reporting Persons is venture capital investments. Kodiak GP-GP is the general partner of Kodiak III GP, and Kodiak III GP is the general partner of each of Kodiak III and Kodiak III-E.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Kodiak III, Kodiak III-E, Kodiak III GP and Kodiak GP-GP was organized in the state of Delaware.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the Managers of Kodiak GP-GP required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Business Combination

Of the shares of Common Stock reported herein as beneficially owned by the Reporting Persons, an aggregate of 9,809,895 were acquired pursuant to the Business Combination Agreement, dated August 9, 2021 (the “Business Combination Agreement”) by and among Environmental Impact Acquisition Corp., a Delaware corporation (“ENVI”), Honey Bee Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and GreenLight Biosciences, Inc., a Delaware corporation (“Old GreenLight”). Pursuant to the terms of the Business Combination Agreement, Merger Sub merged with and into Old GreenLight, with Old GreenLight surviving the merger as a wholly-owned subsidiary of ENVI (the “Business Combination”). In connection with the consummation of the Business Combination on February 2, 2022 (the “Closing Date”), ENVI changed its name to GreenLight Biosciences Holdings, PBC (the “Issuer”).

As a result of the Business Combination and upon the Closing Date, each common share of Old GreenLight that was issued and outstanding immediately prior to the effective time of the Business Combination, after giving effect to the conversion of all preferred shares of Old GreenLight into common shares of Old GreenLight immediately prior to the effective time, was canceled and converted into the right to receive a number of shares of Common Stock of the Issuer equal to an exchange ratio of 0.6656 multiplied by the number of common shares of Old GreenLight held by such holder immediately prior to the effective time.

In the Business Combination, Kodiak III received 9,573,157 shares of Common Stock and Kodiak III-E received 236,738 shares of Common Stock.

Item 4.	Purpose of Transaction.

Kodiak III and Kodiak III-E (together, the “Kodiak Funds”) purchased the securities of Old GreenLight that were exchanged for shares of Common Stock of the Issuer in the Business Combination for investment purposes with the aim of increasing the value of their investments in the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time, except as set forth in Item 6 below. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer.

(a) – (b). The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of February 2, 2022.

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
Kodiak III	9,573,157	0	9,573,157	0	9,573,157	9,573,157	7.8%
Kodiak III-E	236,738	0	236,738	0	236,738	236,738	0.2%
Kodiak III GP (1)	0	0	9,809,895	0	9,809,895	9,809,895	8.0%
Kodiak GP-GP (2)	0	0	9,809,895	0	9,809,895	9,809,895	8.0%

(1)

These shares are held by Kodiak III and Kodiak III-E. Kodiak III GP serves as the sole general partner of each of Kodiak III and Kodiak III-E and, as such, Kodiak GP may be deemed to possess voting and dispositive power over the shares held by Kodiak III and III-E.

(2)

These shares are held by Kodiak III and Kodiak III-E. Kodiak GP-GP serves as the sole general partner of Kodiak III GP, and Kodiak III GP serves as the sole general partner of each of Kodiak III and Kodiak III-E, and, as such, Kodiak GP-GP possesses voting and dispositive power over the shares held by each of Kodiak III and Kodiak III-E.

(3)

The calculation is based on 122,822,082 shares of Common Stock outstanding as of February 2, 2022, as reported in the Issuer’s Form S-1, filed with the Securities and Exchange Commission on February 7, 2022.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Investor Rights Agreement

On August 9, 2021, the Issuer and certain stockholders of the Issuer (including certain former stockholders of Old GreenLight, including the Kodiak Funds), entered into an Investor Rights Agreement (the “Investor Rights Agreement”), pursuant to which, among other things, the stockholders party thereto (i) agreed not to effect any sale or distribution of any of their equity securities of the Issuer for 180 days after the Closing Date, other than pursuant to certain exceptions described therein, and (ii) were granted certain registration rights with respect to their Common Stock, as described below.

Pursuant to the Investor Rights Agreement, the Issuer agreed to file a shelf registration statement registering the resale of shares of Common Stock held by certain holders of Common Stock, including the Kodiak Funds, and certain other securityholders of the Issuer (such shares, the “Registrable Securities”) under the Investor Rights Agreement within 45 days of the Closing Date. The Investor Rights Agreement also provides the stockholders party thereto customary “piggyback” registration rights, subject to certain requirements and customary conditions.

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.	Investor Rights Agreement, dated August 9, 2021, by and among Environmental Impact Acquisition Corp., and the signatories identified on Schedule A attached thereto (incorporated by reference to Annex F to the Proxy Statement/Prospectus filed with the Securities and Exchange Commission on January 13, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

Kodiak Venture Partners III, L.P.

By: Kodiak Ventures Management III, L.P.
Its: General Partner

By: Kodiak Ventures Management (GP), LLC
Its: General Partner

By:	/s/ David Furneaux

Name:	David Furneaux
Title:	Manager

Kodiak III Entrepreneurs Fund, L.P.

By: Kodiak Ventures Management III, L.P.
Its: General Partner

By: Kodiak Ventures Management (GP), LLC
Its: General Partner

By:	/s/ David Furneaux

Name:	David Furneaux
Title:	Manager

Kodiak Ventures Management III, L.P.

By: Kodiak Ventures Management (GP), LLC
Its: General Partner

By:	/s/ David Furneaux

Name:	David Furneaux
Title:	Manager

Kodiak Ventures Management (GP), LLC

By:	/s/ David Furneaux

Name:	David Furneaux
Title:	Manager

Schedule I

Managers of Kodiak Ventures Management (GP), LLC

David Furneaux

c/o Kodiak Ventures

11 Peter Grover Road

Bethel, Maine 04217

Principal Occupation: Venture Capital

Citizenship: USA

Louis Volpe

c/o Kodiak Ventures

11 Peter Grover Road

Bethel, Maine 04217

Principal Occupation: Venture Capital

Citizenship: USA

During the last five years, none of the Managers of Kodiak Ventures Management (GP), LLC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Managers of Kodiak Ventures Management (GP), LLC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Exhibits

A – Joint Filing Agreement